James F. Fulton, Jr. (650) 843-5103 fultonjf@cooley.com	VIA EDGAR

January 20, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn:	Craig Wilson, Senior Assistant Chief Accountant
Jaime John, Staff Accountant
Ryan Houseal, Staff Attorney
Maryse Mills-Apenteg, Special Counsel

Re:	Web.com Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 5, 2010
Form 10-Q for the Quarterly Period Ended September 30, 2010
Filed November 5, 2010
Form 8-K Filed October 15, 2010
Form 8-K Filed November 10, 2010
File No. 000-51595

Ladies and Gentlemen:

On behalf of our client, Web.com Group, Inc. (the “Company”), this letter is being submitted in response to comments (the “Comments”) received from the staff (the “Staff”) of the Commission (the “Commission”) by letter dated December 23, 2010, with respect to the above-referenced matters.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience we have incorporated into this response letter.

Form 8-K filed November 10, 2010

Exhibit 99.1

1.
 We note that although you have included non-GAAP financial measures in the exhibit, you have not included an accompanying presentation of the most directly comparable GAAP financial measure and a reconciliation of the disclosed non-GAAP financial measure to the most directly comparable GAAP financial measure pursuant to Rule 100 of Regulation G.  We further note similar omissions from other Forms 8-K that you have previously filed (e.g., Form 8-K filed March 16, 2010).  Please advise.  For guidance, see SEC Release No. 33-8176, available on our website at http://www.sec.gov/rules/final/33-82176.htm.

Securities and Exchange Commission
January 20, 2011
Page Two

Web.com representatives make investor presentations from time to time related to the most recently disclosed financials or certain transactions.  For example, the Current Report on Form 8-K filed on November 10, 2010 related to the acquisition of Register.com (previously disclosed on Form 8-K filed on July 30, 2010; Form 8-K/A filed on October 15, 2010; and Form 10-Q filed on November 5, 2010) and Web.com’s third quarter 2010 results (previously disclosed on Form 10-Q filed on November 5, 2010).  In each investor presentation, Web.com references its other filings with the SEC which contain reconciliations of non-GAAP financial measures disclosed in the investor presentations.  The Company also disclosed selected forward looking pro forma non-GAAP measures in the Form 8-K filed on November 10, 2010.  A reconciliation of this measure was not included in the filing because there is no GAAP reconciliation available as the Company is not reasonably able to estimate the comparable forward looking GAAP figures.  For future filings, Web.com will incorporate the following additional language:

“Some of the measures in this presentation are non-GAAP financial measures within the meaning of the SEC Regulation G.  Web.com believes presenting non-GAAP financial measures is useful to investors, because it describes the operating performance of the company, excluding some recurring charges that are included in the most directly comparable measures calculated and presented in accordance with GAAP. Company management uses these non-GAAP measures as important indicators of the Company's past performance and in planning and forecasting performance in future periods. The non-GAAP financial information Web.com presents may not be comparable to similarly-titled financial measures used by other companies, and investors should not consider non-GAAP financial measures in isolation from, or in substitution for, financial information presented in compliance with GAAP. You are encouraged to review the reconciliation of non-GAAP financial measures to GAAP financial measures included in Web.com’s filings with the Securities and Exchange Commission, which are available at www.sec.gov.”

2.
As a related matter, please tell us how your chief executive and chief financial officers considered these disclosure deficiencies in assessing the effectiveness of your disclosure controls and procedures.

The Company acknowledges the Staff’s comment.  Consistent with our response to comment 1 above, the Company and its officers believe that the disclosures made in the Form 8-Ks in question, when taken in context of the information available in our other public filings, were materially complete.  Accordingly, the Company does not believe that the deficiencies noted by the Staff were material to management’s conclusion on the effectiveness of the Company’s disclosure controls and procedures.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission
January 20, 2011
Page Three

Form 8-K filed October 15, 2010

Exhibit 99.2 – Unaudited pro forma condensed consolidated combined financial information of the Company and subsidiaries and Register.com LP

3.
We note in your response to prior comment 5 that the audited financial statements included in Exhibit 99.1 are of Register.com Investments Cooperatie U.A. which is the wholly-owned subsidiary of Register.com LP.  We further note that Register.com LP’s only assets include $5 million in cash and its investment in Register.com Investments Cooperatie U.A. and that it does not have any liabilities as of the acquisition date.  Notwithstanding the foregoing, please tell us why you believe you complied with Rule 3-05 of Regulation S-X to present the financial statements of the business acquired, Register.com LP.  We note your Article 11 of Regulation S-X unaudited pro forma financial statements present the acquired Register.com LP historical financial statements.

The Company acknowledges the Staff’s comment.  In preparing the Form 8-K/A that was filed with the Securities and Exchange Commission on October, 15 2010, the Company determined that the audited financial statements that were historically prepared were of Register.com Investments Cooperatie U.A. and not Register.com LP.  The Company researched the financial statement activity of Register.com LP and determined that there was one cash account that existed and therefore the consolidated balance sheets as of December 31, 2009, 2008 and 2007 excluded this account in the audited financial statements.

The Company believes that the financial statements of Register.com Investments Cooperatie U.A. would not be materially different from the financial statements of Register.com LP.  The Company reviewed the bank statements for 2007, 2008, 2009 and for the first six months of 2010 and spoke with management of the equity owners of Register.com LP.  Register.com LP was a holding company established solely for its investment in Register.com Investments Cooperatie U.A. that had minimal activity impacting two financial statement line items in the Consolidated Balance Sheets (cash and cash equivalents and member’s deficit).  The impact to the Statement of Operations would not have been material.  At the closing of the acquisition, the cash and cash equivalents that was received from Register.com LP, including the accounts of Register.com Investments Cooperatie U.A., was used to settle liabilities of the sellers and was not available to fund the post-acquisition operations of the combined entity.

The Company included disclosures surrounding the cash account, including the amount, in the notes to the financials that were intended to bridge the fact that the audited financials in Exhibit 99.1 were of Register.com Investments Cooperatie U.A. and not of Register.com LP, so the disclosures were not misleading to investors.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission
January 20, 2011
Page Four

Unaudited Pro Forma Combined Condensed Balance Sheet

4.
We note that your response to prior comment 4 includes $33.6 million in cash outflows related to payments to sellers and for seller-related obligations.  Please confirm whether this amount includes the transaction costs associated with the acquisition and update your disclosure accordingly.  Reconcile for us the tabular analysis of the pro forma impact on cash and cash equivalents provided in your response to the amounts in Adjustment (a) in the Notes to Unaudited Pro Forma Combined Condensed Financial Statements.  To the extent this reconciliation would be material information to investors’ understanding of the acquisition cash transactions please consider including it in your Adjustment (a) note disclosure.

The Company acknowledges the Staff’s comment.  The $33.6 million in cash outflows included in our response to prior comment number 4 does not include any of the Company’s transaction costs associated with the acquisition.  We will include the reconciliation of the impact to cash and cash equivalents that was provided in our response to prior comment 4 in Adjustment (a) note disclosure in the Form 8-K/A to be filed.  A reconciliation of the tabular analysis provided in our response to the amounts disclosed in footnote (a) in the Notes to Unaudited Pro Forma Combined Condensed Financial Statements follows (in thousands of dollars):

Term loan and revolving credit facility	$110,000
Financing fees related to term loan and credit facility (above)	(5,162)
Pay off Register.com LP bank debt	(105,209)
Pay off Register.com LP accrued interest	(212)
Payments to sellers	(20,000)
Payments of pre-acquisition seller obligations	(9,329)
Payment of bonuses triggered by acquisition-seller obligation	(4,319)
Pro Forma Impact on Cash and Cash Equivalents	$(34,231)

Unaudited Pro Forma Combined Condensed Statement of Operations

5.
We note your response to prior comment 8.  Revise Adjustments (8) and (b) in the Notes to Unaudited Pro Forma Combined Condensed Financial Statements to disclose the assumptions involved in the adjustments, as indicated in your response, and disaggregate the deferred revenue and related prepaid costs and their effects so that a reader can understand the composition and basis for the amounts adjusted.  See Rule 11-02 (b)(6) of Regulation S-X.

The Company acknowledges the Staff’s comment.  In the Form 8-K/A to be filed, the Company will disaggregate the note disclosures and amounts so readers can understand the composition and basis as well as the impact to the Statement of Operations from the deferred revenue and prepaid registry fees pro forma adjustments.

6.	We note your response to prior comment 9 indicates that you plan to add the number of shares used to calculate basic and diluted net income per common share to your Pro Forma Condensed

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission
January 20, 2011
Page Five

Combined Statements of Operations.  Please provide a reconciliation between the 29,985 Web.com historical diluted weighted average common shares outstanding and the 25,312 pro forma combined diluted weighted average common shares outstanding on the Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2009.

The Company acknowledges the Staff’s comment.  Accounting Standards Codification (ASC) 260-10-45-19, Earnings Per Share, states that including potential common shares in the denominator of a diluted per-share computation for continuing operations always will result in an antidilutive per-share amount when an entity has a loss from continuing operations or a loss from continuing operations available to common stockholders (that is, after any preferred dividend deductions).

The Company reported net income in the historical Statement of Operations for the year ended December 31, 2009 and therefore reflected the dilution impact of potential common shares from share-based payment agreements.  The Pro Forma Combined column of the Statement of Operations for the year ended December 31, 2009 reflected a net loss from continuing operations, as such, no dilution was reflected in the diluted per share amounts that were presented.

The following reconciles the diluted shares (same as basic shares) used in the Pro Forma Combined column for the year ended December 31, 2009 to the diluted shares from Historical Web.com column:

Basic weighted average common shares outstanding	25,312
Plus:
Dilutive effect of stock options and restricted stock	1,670
Dilutive effect of warrants	3
Diluted weighted average common shares outstanding	26,985

Form 10-Q for the Quarterly Period Ended September 30, 2010

Item 1.  Financial Statements

Note 8 – Long-Term Debt and Capital Lease Obligations

Debt Covenants, page 13

7.
We note that your disclosure regarding Covenant EBIDTA appears to be a non-GAAP measure.  Please tell us how you considered Item 10(e)(I)(ii) of Regulation S-K.  In this regard, we also refer you to Question 102.09 of our Compliance and Disclosure Interpretations on Non-GAAP Measures, which suggests that this disclosure should be included within Management’s Discussion and Analysis.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission
January 20, 2011
Page Six

The Company acknowledges the Staff’s comment.  The disclosure of Covenant EBITDA in the Company’s debt footnote was included to provide investors with the material terms and restrictions of the credit agreement. Covenant EBITDA as disclosed was based on the specific requirements outlined in the credit agreement.  The disclosure was not intended to be a Non-GAAP measure that the Company’s management uses to interpret a comparable GAAP financial measure and therefore, a reconciliation was not included.  The Company acknowledges that this disclosure should be included in the Liquidity section of Management’s Discussion and Analysis and will include the material terms of the credit agreement in future filings.

Note 14 – Commitments and contingencies, page 19

8.
With regards to your Legal Matters, if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material, you must either disclose the estimated additional loss, or state that such an estimate cannot be made.  Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 50-20-50 and SAB Topic 5Y.

The Company acknowledges the Staff’s comment.  There were no material legal matters for which a loss was reasonably possible at September 30, 2010.  In future filings, if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material, the Company will either disclose the estimated additional loss, or state that such an estimate cannot be made.

9.
You disclose that on October 22, 2010 Register.com entered into an agreement with Baidu to settle a certain matter which will include a monetary payment to Baidu.  You also note that it is currently anticipated that such monetary payment would be covered by Register.com’s insurance policy.  Any and all contingent loss claims which may or may not be covered by insurance should not be presumed as not needing recognition, presentation or disclosure.  Assets and liabilities should not be offset in a statement of financial position or for disclosure purposes (i.e. reported at a net amount) unless a right of setoff exists.  See ASC 210-20-05-1.  Tell us how you are considering any potential insurance proceeds as offsetting any related litigation or settlement claim liabilities for recognition and disclosure purposes.

The Company acknowledges the Staff’s comment.  The Company did examine all of the facts surrounding the Baidu settlement and determined that a right of setoff did exist as the insurance company had agreed to make the settlement payment.  In addition, subsequent to the Form 10-Q filing, the insurance company paid the full amount of the settlement proceeds directly to Baidu.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission
January 20, 2011
Page Seven

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Provisions

Provision for Income Taxes, page 26

10.
We note that you released $22.7 million of deferred tax valuation allowances associated with the acquisition of Register.com LP during the three and nine months ended September 30, 2010.  Given the existence of pre-tax losses during the three and nine months ended September 30, 2010 and 2009, describe the specific factors that you considered when determining that it was appropriate to release $22.7 million of your valuation allowance.  Please tell us what consideration you gave to disclosure describing, in reasonable detail, the nature of the positive and negative evidence that you considered when assessing the likelihood of realizing the deferred tax assets and indicate how the positive and negative evidence was weighted.  See paragraphs 21 through 23 of ASC 740-10-30.  Additionally, tell us how you considered including a discussion of your assumptions regarding the character of future taxable income as described in paragraph 18 of ASC 740-10-30 in your MD&A.

The Company acknowledges the Staff’s comment.  Web.com had previously established a valuation allowance against its Deferred Tax Assets (DTA) for cumulative net operating losses (NOLs).  As a result of the acquisition of Register.com the Company has determined that some of these pre-existing DTAs will more likely than not be realized by the combined enterprise through the reversal of the DTLs.  Under ASC 805-740, a change in an acquirer’s valuation allowance for a deferred tax asset that results from a change in the acquirer’s circumstances caused by a business combination should be accounted for as an event separate from the business combination.  As a result, changes in an acquirer’s valuation allowances that stem from a business combination should be recognized as an element of the acquirer’s deferred income tax expense (benefit) in the reporting period that includes the business combination.  Therefore, the Company released $22.7 million of the pre-acquisition valuation allowance in recognition of the Register.com net Deferred Tax Liabilities (DTLs) that are projected to be realized within the relevant reversal period.

The future reversals of Register.com‘s existing taxable temporary differences is a new source of taxable income that was pertinent to this adjustment. The general reversal patterns of these liability items are such that realization is expected under the tax law and heavily weighted positive evidence provided under ASC 740. This new source of positive evidence was the key development considered in our analysis. The other sources of taxable income (carrybacks, prudent and feasible tax planning strategies, and future taxable income) were not utilized in this analysis.

The Company will expand its disclosures to better explain the release of the $22.7 million of deferred tax valuation allowances in its Form 10-K filing for the year ended December 31, 2010 and other applicable future filings.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission
January 20, 2011
Page Eight

Comparison of the Results for the Three Months Ended September 30, 2010 to the Results for the Three Months Ended September 30, 2009

Subscription Revenue, page 26

11.
We note your disclosure on pages 26 and 28 regarding the 17,468 and 14,291 decrease in net subscribers during the three and nine months ended September 3, 2010, respectively, as compared to the 5,567 and 7,331 increase in net subscribers during the same periods in 2009.  Additionally, we note that the average revenue per subscriber was $20.11 and $26.17 during the three and nine months ended September 30, 2010 as compared to $31.12 and $31.89 during the same periods in 2009.  Further we note on pages 27 and 29 that your gross margin on subscription revenue decreased due to a shift to lower margin products during the three and nine months ended September 30, 2010.  Please tell us how you considered disclosing whether these trends are reasonably likely to have a material favorable or unfavorable impact on future revenues, gross margin or operating income.  See Section III.B.3 of Release No. 33-8350 for additional guidance.

The Company acknowledges the Staff’s comment.  The unfavorable impact to revenue and revenue per subscriber during the three and nine months ended September 30, 2010 compared to same prior year periods is primarily due to the fact that the Company is amortizing into revenue, deferred revenue that was recorded at fair value at the acquisition date.  The fair value of the deferred revenue was approximately 49 percent less than the pre-existing balance that Register.com had recorded as of the acquisition date (see response to prior comment 8).  This unfavorable impact to revenue will decline on a monthly basis as the acquired deferred revenue becomes fully recognized.  The Company will include additional disclosures to explain the impact on revenues from the amortization of pre-acquisition deferred revenue that was adjusted to fair value at the acquisition date in the Form 10-K filing for the year ended December 31, 2010 as well as in subsequent Form 10-Q filings to the extent it materially impacts revenue and revenue per subscriber.

The customer volume decreases during the three and nine months ended September 30, 2010 are primarily due to the current economic conditions and lower marketing spending, which was disclosed within Management’s Discussion and Analysis.

Income Tax Benefit (Expense), page 30

12.
We note that the release of $22.7 million of deferred tax valuation allowances associated with the acquisition of Register.com LP had a significant impact on net income reported for the three and nine months ended September 30, 2010.  Please tell us how you considered describing any known uncertainties surrounding your valuation allowance assumptions that you reasonably expect may have a material favorable or unfavorable impact on future results of operations.  See section III.B.3 of Release No. 33-8350 for additional guidance.

The Company acknowledges the Staff’s comment.  As mentioned in our response to comment 10 above, the sole reason for the release of the $ 22.7 million of the deferred tax valuation allowance was the acquired Register.com DTLs and their expected reversal patterns. The transaction took place in the third quarter and was reflected in the third quarter. This adjustment was derived after considering the preliminary purchase price allocation and evaluating the tax attributes related to this acquisition. The Company could not have reasonably anticipated the impact this would have on future operations any sooner than the third quarter.  Further since this relates to the reversal of DTLs and not future taxable income or tax planning strategies, we do not reasonably expect these factors to impact our evaluation of the valuation allowance or impact future results of operations.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission
January 20, 2011
Page Nine

Liquidity and Capital Resources, page 30

13.
We note that your accounts receivable balance increased by $3.7 million or 81% from December 31, 2009 to September 30, 2010; however, your allowance for doubtful accounts decreased by $0.1 million or 31%.  Given the significance of the increase in accounts receivable, please provide us with additional details of your analysis and how you determined that the allowance for doubtful accounts was adequate as of September 30, 2010.  Additionally, tell us how you considered the increase in accounts receivable in your liquidity analysis.  Specifically, please describe whether the increase in accounts receivable and the results of related analytics represent a known trend or uncertainty that could impact your future cash flows and cash management decisions.  See Section IV of Release No. 33-8350.

The Company acknowledges the Staff’s comment.  The Register.com LP acquisition contributed approximately $3.8 million to accounts receivable as of September 30, 2010.  Approximately 80 percent of the outstanding $3.8 million represents amounts due from credit card companies and receivables from the Canadian government for work programs and GST taxes (goods and services tax).  Subsequent to September 30, 2010, the credit card receivables have been received.  The receivable from the Canadian government is expected to be collected in full during the first quarter of 2011.  The remaining receivables from Register.com LP are trade receivables from customers and partners.  These receivables were adequately reserved as of September 30, 2010 based on a review of subsequent cash receipts.

The Company decreased its allowance for doubtful accounts on its non-Register.com LP receivables during the nine months ended September 30, 2010 primarily due to a slight decrease in volume and to update its estimate of uncollectible accounts to reflect the current collection history.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

Securities and Exchange Commission
January 20, 2011
Page Ten

Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5103.

Sincerely,

/s/ James F. Fulton, Jr.
James F. Fulton, Jr.

3175 HANOVER STREET, PALO ALTO, CA 94304-1130  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM